Exhibit 21.1

List of Subsidiaries of Registrant

BioLargo, Inc.

1.	BioLargo Energy Technologies, Inc., a California corporation*
2.	BioLargo Engineering, Science & Technologies, LLC, a Tennessee limited liability company*
3.	BioLargo Equipment Solutions & Technologies, Inc., a California corporation
4.	BioLargo Canada, Inc., a Canadian corporation
5.	BioLargo Development Corp., a California corporation
6.	BioLargo Life Technologies, Inc., a California corporation
7.	Clyra Medical Technologies, Inc., a Delaware corporation*
8.	ONM Environmental, Inc., a California corporation

* BioLargo owns less than 100% of the ownership interests in this entity.